May 1, 2007



Susan Block, Esq.
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

Re:      Structured Obligations Corporation
         Amendment No. 5 to Registration Statement on Form S-3
         Filed May 1, 2007
         File No. 333-134429


Dear Ms. Block:

     This letter confirms my telephone conversations with your office pursuant to which you indicated that the Securities and Exchange Commission staff (the "Staff") had no further comments to the above referenced Amendment No. 4 to Registration Statement ("Amendment No. 4"). Enclosed are three copies of
Amendment No. 5 to Registration Statement ("Amendment No. 5") filed by the Registrant today. Each copy of Amendment No. 5 is blacklined to reflect all of the revisions that were made to Amendment No. 4. As indicated by the enclosed blackline, the only changes (other than dates and signatories) made in Amendment No. 5 are the completion of (i) the Calculation of Registration Fee schedule on the cover page and (ii) the itemization of expenses in Part II.

     If you have any questions regarding the enclosed Amendment No. 5, please do not hesitate to call me at (212) 506-3780.

     Thank you.


                                        Sincerely yours,

                                        /s/Craig E. Stearns
                                        Craig E. Stearns


cc.: Rolaine Bancroft, Esquire